Filed by BlackRock Municipal Income Fund, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: BlackRock MuniHoldings Investment Quality Fund

File No. 333-260149

Date: April 11, 2022

Contact: 1-800-882-0052

BlackRock Announces Closing of Reorganization

of Two Municipal Closed-End Funds

New York, April 11, 2022 – BlackRock Advisors, LLC today announced the reorganization of BlackRock MuniHoldings Investment Quality Fund (NYSE: MFL) with and into BlackRock Municipal Income Fund, Inc. (NYSE: MUI and together with MFL, the “Funds,” and each, a “Fund”) (the “Reorganization”) is effective as of the opening for business of the New York Stock Exchange on Monday, April 11, 2022.

In the Reorganization, common shareholders of MFL received an amount of MUI common shares equal to the aggregate net asset value of their holdings of MFL common shares as determined at the close of business on April 8, 2022. Fractional shares of MUI common shares were not issued in the Reorganization and consequently cash will be distributed for any such fractional shares.

Relevant details pertaining to the Reorganization are as follows:

Fund	Ticker	Net Asset Value/Share ($)	Share Conversion Ratio
BlackRock Municipal Income Fund, Inc.	MUI	13.9783	-
BlackRock MuniHoldings Investment Quality Fund	MFL	13.1220	0.93874076

In addition, MFL preferred shareholders received on a one-for-one basis MUI preferred shares in an amount equal to the aggregate preferred share liquidation preference held by MFL preferred shareholders immediately prior to the Reorganization.

This communication is not intended to, and shall not, constitute an offer to purchase or sell shares of any of the BlackRock funds, including MUI, the surviving fund in the Reorganization. Investors should consider MUI’s investment objective, risks, charges and expenses carefully and consider in its entirety the Joint Proxy Statement/Prospectus relating to the Reorganization, which contains important information regarding the investment objectives and policies, risks, charges, expenses and other important information about MUI.

About BlackRock

BlackRock’s purpose is to help more and more people experience financial well-being. As a fiduciary to investors and a leading provider of financial technology, we help millions of people build savings that serve them throughout their lives by making investing easier and more affordable. For additional information on BlackRock, please visit www.blackrock.com | Twitter: @blackrock | Blog: www.blackrockblog.com | LinkedIn: www.linkedin.com/company/blackrock

Availability of Fund Updates

BlackRock will update performance and certain other data for the BlackRock closed-end funds on a monthly basis on its website in the “Closed-end Funds” section of www.blackrock.com as well as certain other material information as necessary from time to time. Investors and others are advised to check the website for updated performance information and the release of other material information about the Funds. This reference to BlackRock’s website is intended to allow investors public access to information regarding the Funds and does not, and is not intended to, incorporate BlackRock’s website in this release.

Forward-Looking Statements

This press release, and other statements that BlackRock or the Funds may make, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to the Funds’ or BlackRock’s future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and BlackRock assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

With respect to the Funds, the following factors, among others, could cause actual events to differ materially from forward-looking statements or historical performance: (1) changes and volatility in political, economic or industry conditions, the interest rate environment, foreign exchange rates or financial and capital markets, which could result in changes in demand for the Funds or in the Funds’ net asset value; (2) the relative and absolute investment performance of the Funds and its investments; (3) the impact of increased competition; (4) the unfavorable resolution of any legal proceedings; (5) the extent and timing of any distributions or share repurchases; (6) the impact, extent and timing of technological changes; (7) the impact of legislative and regulatory actions and reforms, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, and regulatory, supervisory or enforcement actions of government agencies relating to the Funds or BlackRock, as applicable; (8) terrorist activities, international hostilities, health epidemics and/or pandemics and natural disasters, which may adversely affect the general economy, domestic and local financial and capital markets, specific industries or BlackRock; (9) BlackRock’s ability to attract and retain highly talented professionals; (10) the impact of BlackRock electing to provide support to its products from time to time; and (11) the impact of problems at other financial institutions or the failure or negative performance of products at other financial institutions.

Annual and Semi-Annual Reports and other regulatory filings of the Funds with the SEC are accessible on the SEC’s website at www.sec.gov and on BlackRock’s website at www.blackrock.com, and may discuss these or other factors that affect the Funds. The information contained on BlackRock’s website is not a part of this press release.

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